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                             April 11, 2024

       Cong Qu
       Financial Director
       SUPER HI INTERNATIONAL HOLDING LTD.
       1 Paya Lebar Link, #09-04
       PLQ 1 Paya Lebar Quarter
       Singapore 408533

                                                        Re: SUPER HI
INTERNATIONAL HOLDING LTD.
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted April 9,
2024
                                                            CIK No. 0001995306

       Dear Cong Qu:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Consolidated Financial Statements
       Note 31. Share Capital of the Company / Combined Capital of Subsidiaries, page F-51

   1. Please provide a reconciliation of the number of shares outstanding at the beginning and at the end of each period
presented. Refer to paragraph 79 of IAS 1. Also, revise your disclosures to
reconcile the statement on page F-52 that shares held under the share award scheme were presented
as treasury shares (i.e., issued, but not outstanding) and your statement on page 8
that the 61,933,000 ordinary shares issued to the ESOP Platforms are included in ordinary
shares issued and outstanding as of the date of this prospectus. Also, tell us and disclose
the current status of the shares held under the share award scheme, including whether they
have been allocated to participants, and if so, disclose the
 Cong Qu
SUPER HI INTERNATIONAL HOLDING LTD.
April 11, 2024
Page 2
      allocation date(s) and terms, along with the share-based compensation amount to be recorded and the period(s) over which it will be recorded.
       Please contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 with any questions.



                                                          Sincerely,
FirstName LastNameCong Qu
                                          Division of Corporation Finance
Comapany NameSUPER HI INTERNATIONAL HOLDING LTD.
                                          Office of Trade & Services
April 11, 2024 Page 2
cc:       Dr. Mengyu Lu
FirstName LastName